 Exhibit 99.7

Earnings Call 2

EARNINGS CALL 2

Q4 2016 RESULTS

April 15, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Executive Vice President & Chief Financial Officer

Mohit Joshi

President & Head – Financial Services, Head – Infosys Brazil and Infosys Mexico

Ravi Kumar S.

President & Chief Delivery Officer

ANALYSTS

Keith Bachman

Bank of Montreal

Rod Bourgeois

DeepDive

Moshe Katri

Cowen & Co.

Rishi Jhunjhunwala

Goldman Sachs

James Freidman

Susquehanna International Group

Joseph Foresi

Cantor Fitzgerald

Arvind Ramnani

Gordon Haskett

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now hand the conference over to Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Thanks, Karuna. Hello! Everyone and Welcome to Infosys Earnings Call to Discuss Q4 & FY-’16 Earnings Release. This is Sandeep from the Investor Relations Team. Joining us today on this earning call is CEO and MD – Dr. Vishal Sikka; COO – Mr. Pravin Rao; CFO – Mr. M.D. Ranganath along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Dr. Sikka followed by comments by M.D. Ranganath, subsequently, we will open up the call for questions.

Before I pass it on to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Good Morning and Good Afternoon, Folks. Thanks for joining our Earnings Call. Let me start by saying that I am really proud of our company’s achievement in my first fiscal year as the CEO of Infosys. We started the year just two quarters into our strategy to reimagine services and to transform Infosys and over the course of this year we saw our endeavor which is to bring Automation, Innovation, Education and Operational Excellence relying on our human potential that is amplified by technology rather than delivering the same work for less, starting to show some concrete results. In the organic growth of our client relationships, in our win rates in large deals, and in the types of projects that we are seeing in strategic areas where we never participated before, I am proud of what our teams have achieved this quarter and in the year. And yet despite these heartening results, they are still based on metrics of the past in many ways, of the way the industry has been. The world of our future looks entirely different, it is a world that is being fundamentally reshaped by Digital Technologies and it is our endeavor to create great value for every business through solutions built on our AI technology and Open Cloud platforms to have Infoscions amplified by intelligent technology to bring purposeful innovation to life to drive collaboration and an entrepreneurial spirit from within to transform our relationship with clients and in that sense we are still very much at the beginning of this journey.

With this in mind, let me turn to the numbers: We ended Q4 of Fiscal ’16 with revenue of INR 16,550 crores or US $2.446 bn and grew in Q4 for the first time in the last 3-years. This translates to a quarter-on-quarter growth of 4.1% in rupee terms, 1.6% in US dollar terms and 1.9% in Q3 constant currency. For the full year, our revenue has grown 13.3% in constant currency and 9.1% in reported terms ahead of the guidance that we provided in January of this year. Volumes in Q4 FY ’16 grew by 2.4% indicating a healthy momentum in the underlying business and setting us up well for Fiscal ‘17. Utilization including trainees was 74.7% and 80.1% excluding trainees. Blended per capita revenue decreased 1.1% and our operating margin for the quarter was 25.5% compared to 24.9% in the previous quarter. On a full year basis, operating margin was 25% compared to 25.9% for Fiscal ’15. While still within our band of 24% to 26%, we believe the results of our initiatives in Automation and tighter control of the operating metrics will help us improve profitability in the coming year. We reported earnings per share of INR 15.74 for the quarter, up 3.8% and in US dollar terms earnings per share was 23 cents. For the full year, earnings per share is INR 59.03 or US $0.90. Attrition for the quarter decreased further to 12.6% and total employee strength is now 194,044 employees.

Let me now turn to client relationships and large deals: Once again in Q4 of FY ’16 we had a record quarter in large deal wins; we signed six large deals with a TCV of $757 mn; additionally, we signed another two large deals in Financial Services in Americas where based on the present volume of business we can get another $470 mn in revenues. We saw a 45% increase in TCV of large deal signings in FY ’16 compared to Fiscal ’15, i.e., 2.79 bn vs 1.927 bn. This actually excludes other large frame contract that were signed but not included in our reporting. Our large deal win rate has gone up significantly for the whole year - thanks to our focus on better solutioning that leverages automation and innovation, and our AiKiDo services, better articulation of value proposition and focusing more on the clients point of view, the challenges that the client face using Design Thinking as a framework in how we create our proposals. These bookings will help secure our revenue base for future years. The number of $50 mn plus clients grew to 52 and the number of $10 mn plus clients grew to 177. We added 47 net new clients during the quarter, our top-10 clients grew by 12.3% for the full year and the top-25 grew 9.3% in constant currency terms.

Our Financial Services segment led by Mohit Joshi saw a stronger traction in the year along with Finacle, our Financial Services Portfolio grew 15.3% for the full year.

In our Retail and CPG portfolio led by Sandeep, we saw strong traction for our new Software and Services business. With this, I wish to congratulate Mohit and Sandeep on being appointed presidents of our company.

My friends and colleagues, Manish and Rajesh, continue to lead their respective businesses in Healthcare, Life Insurance and Hi-Tech for Manish and Energy, Communication and Services for Rajesh.

In delivery, our global delivery engine under the leadership of Ravi has had an exceptional year. The renewal of our existing service lines has shown tremendous momentum. Our Data Analytics, Testing and Enterprise System Practices grew especially well. Zero Distance - our program to spur grassroots innovation in every project is establishing a new way to achieve Project Management Excellence. Nearly 100% of our projects are proactively proposed incremental innovative ideas. In addition to the opportunity to expand the scope of these projects, this program has instilled confidence in our teams and help drive a culture of innovators, a culture of innovation across the company. Ravi’s extraordinary leadership this year has been instrumental in our growth and our embrace of innovation and I wish to congratulate Ravi on being appointed a president of our company.

On IIP, we completed more than 220 engagements and announced availability of our (IIP) Infosys Information Platform on AWS. On IAP, our Infosys Automation Platform, more than 125 engagements in IAP have now happened across our segments and 21 additional deployments went out this quarter across our key accounts.

In Q4 we released 1,710 full-time employees equivalent worth of work across service lines using our Automation platform which brings us to 3,900 FTEs released over the course of FY’16 due to Automation. These numbers are still small in Fiscal ’16 but will continue to rise as the deployment widens and the tools themselves evolve to handle more complex activities that are today performed manually. In addition, we did our first major project to bring the power of Automation and Information Platform capabilities internally to review our own financial processes under Ranga’s leadership. We identified and then massively automated the things that caused latency in our systems due to batch processes and we have created a much better user experience across our systems. This focus on Automation, for example, we went from 4-hours to 1-hour in revenue accounting from 2-days to completely automating project attribute changes from 36-hours to 12-hours for accounting at the project level, and many other dramatic simplifications. Congratulations, Ranga and your team. In the coming quarter, we will focus on even more on reconciliation and instant reporting leveraging our Infosys Information Platform.

Panaya and Skava continue to gain traction both as a part of the large client engagements where these products were central to the value proposition as well as standalone deals. This quarter the EdgeVerve business sustained momentum with 18 wins and 24 go-lives for both the Finacle and Edge suite of solutions across various market regions.

In Consulting, under Sanjay’s leadership, we continue to focus on Consulting as our tip of the spear, an integrated part of our engagements in strategic initiatives with clients and in growing client relationships. Specifically, in Design-led Services, I am pleased to see Design Thinking as a key fabric of our work, making it way into every engagement and rapidly reaching all our clients.

Extending the reach of our own work, we continue to make investments in the ecosystem. This quarter we invested in Waterline Data Science to extend what we offer clients in Automated Data Discovery and Governance areas.

I am personally very excited to announce an RSU and Options Plan for employees. We are starting with managers to drive retention of our highest performing leaders and also to attract the best leaders in the world to Infosys. Over time my endeavor is to extend this to all Infoscions as we used to do before. Additionally, we are providing 6% to 12% compensation increase offshore, it will be towards the higher end of the range at junior levels and at senior levels it will be towards the lower end of this range. Of course, for higher performers, these numbers will be significantly higher. For onsite similarly, we are providing 1.5% to 2% average compensation increase, this will vary across geographies based on prevailing market conditions.

In Q4, the Infosys Foundation continued to invest and support programs in the areas of Sanitation, Healthcare and Rural Development. During the quarter, the Foundation signed a Memorandum of Understanding with the Asia Heart Foundation to enable the adoption of Robotics in Healthcare through a grant of INR 8 crores and provided INR 5 crores to Sahakara Mitra Samstha, Center for Collective Development to enhance the livelihood of the farming community in the Indian States of Andhra Pradesh and Telangana. It also successfully completed the construction of 365 Toilets in 110 Schools of Odisha to support the Indian Prime Minister’s Swachh Bharat, Swachh Vidyalaya Abhiyan Mission. In the State of Karnataka, it launched the Jaldhara Project in drought hit villages of Dharwad, Haveri and Gadag Districts by deploying tankers to provide drinking water.

In the US, the Infosys Foundation USA continue to engage with the local communities and invest in Computer Science-related Programs that are fundamental to our future. The Foundation announced a grant of a million dollars in partnership with the National Science Foundation to support Computer Science Professional Development for Teachers. This collaboration will provide opportunities to as many as 2,000 school teachers and bring value to tens of thousands of students to deepen their understanding of computer science.

Finally, our revenue growth guidance for Fiscal ’17 is 11.5% to 13.5% in constant currency terms based on our visibility at this time. As the year evolves and our visibility improves, we will continue to revisit this.

To close, I am proud of what we have accomplished this year. Our strategy is starting to show concrete results and we will accelerate this in Fiscal ’17 and beyond. More importantly, what we have seen is that our strategy gives us a new path forward for Infosys and brings purpose and passion to our work. It creates a space for a new type of a services company, a human company, where our humanity is amplified by technology to deliver a great value and a great experience for all, the services company that we aspire to be.

Thank you very much. Now my friend and colleague, Ranga, will take you through more details of the Financial before Q&A.

Ranganath D. Mavinakere

Thank you, Vishal. Hello! Everyone. This is Ranga here. Let me first start with Q4 Revenue Performance: In dollar terms, revenues grew sequentially in Q4’16 by 1.6% on reported basis and 1.9% in constant currency basis. On a year-on-year basis when compared to Q4 ’15 revenues have grown 13.3% in dollar terms and 15% in constant currency terms.

Coming to Full Year Performance: Our Full Year FY ’16 reported revenues were $9.5 bn, a growth of 9.1%. In constant currency terms, we grew by 13.3% and at 31st March 2015 rates growth was 9.3%.

Coming to Volumes: Volumes grew by 2.4% during the quarter as compared to 3.1% in Q3 ’16. On quarter-on-quarter basis, onsite volume grew by 2.7% and offshore volume grew by 2.3%. On a full year basis volume growth for FY ’16 was 14.5% compared to FY ’15. On a yearly basis onsite volume grew by 16.8% and offshore volumes grew by 13.6%.

On Realizations, our realization for the quarter declined by 1.1% on reported basis and 0.9% on constant currency basis compared to Q3 ’16. Realization drop for the full year FY ’16 as compared to full year FY ’15 was 4.7% on reported basis and 1.1% in constant currency basis. Our utilization including trainees increased by 50 basis points to 74.7%; however, excluding trainees utilization declined by 50 basis points to 80.1%, Onsite mix increased marginally to 29.6%.

Our operating margin for the quarter was 25.5%, increase of 60 basis points during the quarter, you would recall that operating margin in Q3 was 24.9%. Margins for the quarter increased 20 basis points due to increase in utilization, which I mentioned earlier; 20 basis points due to drop in sub-con cost and 60 basis points due to rupee depreciation, this was offset by 40 basis drop in margins due to realization decline. Operating margin for full year FY ’16 was 25% as against previous year’s 25.9%.

Operating cash flow generation was very strong during the quarter; we generated operating cash flow of $562 mn in Q4 as compared to $474 mn last quarter. Capital expenditure during the quarter was $115 mn. Our cash and cash equivalents as of March 31st March were $5.202 bn as compared to $4.765 bn last quarter.

At the group level, we added 9,034 gross employees during the quarter with net addition of 661 employees. Attrition continues to be on a declining trend; at the group level annualized attrition was 17.3% as compared to 18.1% last quarter. The quarterly annualized attrition on a standalone basis has declined to 12.6% from 13.4% last quarter.

DSO for the quarter was 66 days as compared to 65-days in previous quarter. As you know we had a very volatile currency environment in Q4; we managed to navigate the volatility effectively; rupee depreciated against the dollar by 2.5% on an average basis and 0.2% on period-end basis. US dollar appreciated 6% against GBP; however, against Euro and Australian dollar, USD depreciated by 1.4% and 1.2% respectively. Our hedge position as on March 31st 2016 was $910 mn.

Yield on other income was 8% this quarter as compared to 8.6% in Q3, this drop is a reflection of softening interest rates in India, we expect yield for FY ’17 to be approximately 7.5% as compared to 8.6% in FY ’16, which is a drop of 110 basis points.

The effective tax rate for the quarter was low at 27.9% on account of write-back of tax provisions on closure of audits in certain jurisdictions. Effective tax rate for FY ’16 was 28% on reported basis; however, normalized for provision reversals the effective tax rate for FY ’16 was 29.7%. Full year effective tax rate projection for FY ’17 is expected to be in the range of 29% to 30%; this is on account of certain Software Export Zone units that will move from 100% exemption to 50% exemption during FY ’17.

Our net margins during the quarter was 21.8% and remained unchanged quarter-on-quarter. Our EPS for the quarter was $0.23, EPS grew 1.7% on a sequential basis and 7% on a year-on-year basis.

Coming to our Top Account Growth: Our revenues from top-5 clients increased by 0.2% quarter-on-quarter in reported terms and 1% in constant currency terms. From top-10 clients revenues declined 1.7% quarter-on-quarter in reported terms and 1.3% in constant currency terms. However, on a full year basis our revenues from top-5 clients grew 11.4% in reported and 12.8% in constant currency. Similarly, for our top-10 clients full year, year-on-year revenues grew by 8.3% in reported terms and 12.3% in constant currency terms, these numbers are significantly higher than the previous year.

Coming to Segments Performance for Q4 ’16: amongst Verticals, ECS grew 4.6%, RCL grew by 2.4%, Manufacturing grew by 1% while Financial Services and Insurance declined 0.3% due to seasonal softness in Insurance sector.

Overall growth in Q4 was backed by all geographies, rest of the world grew by 4%, Europe grew 2.4%, North America grew 0.5% and India grew 9.1%. Growth in India should be seen in the context of smaller base which is changes due to ramp-up and ramp-downs of several projects.

During the quarter, number of $100 mn accounts increased to 14 from 13 clients in the previous quarter, number of $75 mn plus clients increased to 31 from 28 clients in the previous quarter.

We are guiding for a constant currency growth of 11.5% to 13.5% for FY ’17. On operating margins, we expect our medium term band to be within 24% to 26%. As in every financial year in Q1 margins would be impacted by compensation increases, salary increases and visa cost. We expect it to play out this year’s Q1 as well.

With that we open the floor for Questions.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin the Question-and-Answer-Session. The first question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I wanted to ask if I could on you highlighted that you have won a large number of deals over the really past two-three quarters. I was hoping that you could talk about what part of those deals came from share take away from your competitors versus deals that might be renewals?

Vishal Sikka

We do not include renewals in this number, these are deals that we win new. The kind of work that is covered to a large degree comes at the expense of somebody else but in many cases it is also new work that was being done by the clients themselves. This is generally the background. Obviously, we win these deals within an intensely competitive environment so that is why we are particularly proud of this particular statistic. It also gives us a good base for future. As Ranga mentioned in the press release, every once in a while we hear this thing about winning because of low prices and this is something that is absolutely not true. When we look back on the deals that we have won, we talk to our clients, we find that every deal that we win is because of superior value that we offer and a great experience, great articulation of the value and most importantly, a great solution that we bring to the table, using our innovation and for no other reasons.

Pravin Rao

I just wanted to correct; we do include renewals here as well, at this stage we do not have the exact data of how much is the renewals. But majority of the cases of renewals, it will come with incremental share at the expense of other competitors as well.

Keith Bachman

It seems like Infosys is certainly doing better over the course of the last few quarters, if not the last year. As your win rate against the competitors particularly taking business away from your competitors that they had previously…I want to say ‘own’ but certainly enjoyed the benefits of existing relationships which categorize that your win rates take business away from competitors has improved over the last few quarters?

Pravin Rao

Absolutely, in FY’16 we won 21-large deals with a total TCV of $2.8 bn as compared to FY’15 it was $1.9 bn, 45% growth over FY’15. In majority of the cases, we are definitely taking away business from the competition.

Keith Bachman

If I look at sequentially, Financial Services was a little bit weaker than the rest of your business. How should we think about Financial Services as we think about the constant currency guidance of 11.5%-13.5% for this fiscal year, would you think that Financial Services would be in line with that guidance better or worse than the overall guidance for the year?

Vishal Sikka

Financial Services had in fact a record year under Mohit’s leadership. I just give a high level answer, Mohit and then you can add. We are actually very bullish on the Financial Services even though we continue to see a challenging environment in some banks because of the nature of the offerings and value propositions that we bring. We did see some slowdown in the Insurance area in the last quarter but I am not concerned about that, I believe that was a short-lived and a transient thing in certain clients and so forth. Our work is resonating quite well with a bunch of new engagements that we are involved in and working on.

Mohit Joshi

As Vishal mentioned, look, I think we had a very good year overall. The sort of weakness that you are attributing to the particular quarter is partly because of seasonality and partly because of some slowdown in Insurance for the quarter which we believe is typical to this quarter only. As Vishal mentioned, while there are obviously headwinds in the sector, we continue to be cautiously optimistic and the fact is that we have won in Q4 itself fairly significant component of the large deal wins that Vishal alluded to, came from Financial Services. I believe that our story of ‘Renew’ which is built around Automation and Artificial Intelligence resonates with the need for banks to cut down cost and to industrialize operations. I believe that our story around ‘New’ which is around design thinking, around innovation, around digital, is resonating with banks as banks need to dramatically transform their operations. Obviously, there continues to be significant spend in the industry around the risk and compliance area which is an area of strength for us. There are certain areas in the Banking sector which are transforming themselves, right, if you take the payments portion of the business, that is transforming itself and it is an opportunity. On the whole, banks today despite headwinds and despite cuts are spending significant amounts on technology and therefore with the strategy like ours I do believe that there is an opportunity for us.

Moderator

Thank you. The next question is from the line of Rod Bourgeois from DeepDive Equity Research. Please go ahead.

Rod Bourgeois

Wanted to ask about the operating margin outlook for Fiscal ’17. To achieve your 25% operating margin midpoint of your guidance, I wanted to ask, what this assume in terms of the impact of pricing on your margin, in other words, can you quantify the impact pricing is expected to have on your margin in Fiscal ‘17?

Ranganath D. Mavinakere

Yes, we guided 24% to 26% last year as well and we are exactly at the midpoint as we close FY ’16. In FY ’16 we had a year-on-year full year pricing decline of 1.1% in constant currency and we do not see any significant either upward or downward change at this point in time, we do not see much of a difference in terms of the trend line. Second, as you know, in terms of operating levers, there were a couple of operating levers that started this quarter beginning to show some especially the sub-con expenses as a percentage of revenue which was 6.3% last quarter, came down to 5.6% which gave us a benefit of over 20 basis points this quarter will continue as likewise on utilization. If you look at utilization consistently in the last four quarters is about 80% and we do believe that we need to work on that a bit more and see what could be the trajectory of utilization in FY 17. Likewise, onsite effort mix was 29.6% this quarter and this number used to be around 27%, I would say about two years ago. So these are some of the operating levers, we will continue to leverage and optimize in the coming years. In addition, of course we have to see how much of automation benefits would kick in during this particular year. So to answer your question, yes last year that was -1.1% in constant currency terms, we do not see a significant change in the secular pricing decline.

Rod Bourgeois

Right, I mean that 1.1%, that is a blended average price, but what I am enquiring about is what you expect the impact of pricing to be on your actual operating margin that you are going to realize, can you quantify that?

Ranganath D. Mavinakere

Yes, typically for every 1% decline we do see about 40 basis points.

Rod Bourgeois

Okay, got it. And then in order to offset assuming pricing remains somewhat negative, what is your biggest remaining operating margin lever to offset that?

Ranganath D. Mavinakere

There are three principles, one of course is the onsite effort mix is one that I talked about which is currently 29.6% and we have seen in some of the earlier quarters that is 27% and every 1% drop gives us about 35 to 40 basis points. Then utilization, utilization is 80.1%, there again in earlier quarters we have seen as high as 83.7%, so we need to see how much of that needle we need to move. Likewise, onsite role ratios is another one that we are focusing on and the sub-contractor expenses and sub-contractor expenses are straight away about 20 to 25 basis points and right now this quarter it came down from 6.3% of revenue which was an all-time high to about 5.6%. So these are the three principle levers. Automation benefits, it is too early to quantify for this financial year but we will see how that plays in.

Moderator

Thank you. Our next question is from the line of Moshe Katri from Sterne Agee. Please go ahead.

Moshe Katri

Can you quantify the pluses and minuses that actually impacted or benefited margins for the quarter?

Ranganath D. Mavinakere

If you look at the operating margin for the quarter, the net increase was about 60 basis points of which 20 basis points due to increase in utilization, 20 basis points due to drop in sub-contractor cost and 60 basis points due to rupee depreciation and this was offset by 40 basis points drop in margins due to realization decline. So that is the math.

Moshe Katri

And then looking at your margin assumption for fiscal year 2017 are we factoring any sort of moves in FX?

Ranganath D. Mavinakere

See at this point in time it is very difficult to predict the rupee movement, if you look at recent months the rupee has started to strengthen at least in the last three weeks, at this point in time it is difficult for us to predict, I think the key assumptions would really be around our pricing decline and volume growth as well as some of the operating levers that I talked about. So at this point in time it is extremely difficult to assume which way the rupee would move.

Moshe Katri

And then final question and this is also for Vishal, you have done a really good job in terms of expanding or improving your quarterly booking numbers for the past two years, I think you went from $400 mn per quarter in 2015 to about $716 mn and then what sort of assumptions do we have for fiscal year 2017? And then can you talk a bit about the quality of the new business which is coming onboard in terms of the blended EBIT margin contribution for the overall business? Thank you.

Vishal Sikka

The quality of the business is actually getting better because when we go into this deals we bring a lot of innovation areas into these, the ‘Aikido’ services, the software and so forth. As we realize these projects and start to bring them to life we are going to deploy more and more of that over the course of the projects. There do continue to be many aspects of these projects that are more traditional in nature involving transition of resources and onsite hiring and so forth. So as much as possible we are bringing innovative ideas to these but I expect to see that the contribution of the innovation to these projects will continue to improve as we go forward. In terms of the visibility, we have a pretty healthy pipeline as we look ahead and the pipeline has improved significantly compared the pipeline that we had one year ago and perhaps Pravin can comment a little bit more on that. We do not yet have a forecast on the bookings per quarter over the course of the next four quarters but when we look all the way these projects ramp up and the revenue gets realized over the course of this quarter all that is factored into the overall guidance. Pravin do you want to add anything?

Pravin Rao

Yes, I think as Vishal said in FY16 we have won 21 large deals, TCV of $2.79 bn and this quarter itself we won six large deals and in addition we have won two deals where we believe we will add about another $470 mn TCV of revenues over the deal period which we are not reflecting in the large deals, it is not a fully committed revenue. Overall, this year we have seen good growth in large deals, good conversion of large deals, our pipeline has increased, our conversion rate has increased, the pipeline is also pretty strong getting into the coming year. And more importantly the pipeline is broad based, we are seeing good pipeline across both Europe and Americas as well as across various industries.

Moderator

Thank you. Our next question is from the line of Rishi Jhunjhunwala from Goldman Sachs. Please go ahead.

Rishi Jhunjhunwala

Vishal, you talked about eliminating almost 1,700 employees as part or effort equivalent to that many number of employees in this quarter, can you just talk about basically what is the nature of the work in which we actually had these automation benefits both in terms of service lines and verticals?

Vishal Sikka

So we did 1,710 this last quarter, about 1,100 a quarter before and about 600 the year before that and so forth, so more than 3,000 over the course of the year. Beyond the BPO, the biggest contributor is the CIS, our Infrastructure Management Service. The nature of the work there is limited for now to fixed price projects so that the value realized is something that goes in to our automation and in T&M it is a disruptive thing, so one of the things we are working on is the strategic initiative to proactively transform the T&M projects into fixed price projects so that the benefits of that can be achieved and also to a certain degree shared with the clients so that there we create a win-win situation. Now when you look at the nature of the work beyond a fixed price, so far it has been dominated by L1 in Infrastructure Operations as well as some L2 that we have started to see in the last two quarters, so that is something also that we are working on.

We have a very exciting initiative that we are working on, I am personally working on that around bringing Artificial Intelligence techniques to the more advanced forms of support, the L3 automation areas where we have more than 10,000 developers who work in application maintenance and work on source code maintenance and changing systems and things of this nature. And by using AI to simplify some of that work we believe that we can have a dramatic impact on this. If you look at the 1,700, it is not a meaningful part of the P&L yet. 1,700 is a large number and we are incredibly proud of it, we have been tracking this closely, myself, Ravi, Pravin, Ranga we all track this very carefully but in the overall P&L this is still a kind of a drop in the bucket because it is a little bit more than 1% of the delivery force, so it kind of gets lost in the big movements around utilization and things of that nature and the number of hirings that we do and so forth. But as this number becomes bigger by making the automation wider in terms of the areas that it comes to and deeper this number will continue to become more and more significant over the next several quarters and it will take a big bite out of both the margins as well as the revenue per employee.

Currently for now the operational metrics that Ranga talked about will have the lion's share of the effect on margin and RPE, but over time there is no doubt that this will be far dwarfed by automation as automation becomes more sophisticated. And finally to your question about the distribution, perhaps Ravi you can add to that. CIS obviously was one of the biggest ones but also in application development and maintenance in BI and back-end services and especially in verification also we saw significant contribution towards the 1,700. Ravi, you want to add anything?

Ravi Kumar S.

I think you have covered pretty much Vishal. The infrastructure business has been leading the show in automation. We have fairly good momentum on ADM, the Application Development and Maintenance Space and Testing Services historically had a lot of automation pegged into the model and now we have actually found new ways to add more to it. And we use our own software which is Panaya to look at automating the Enterprise Application space.

Rishi Jhunjhunwala

And any vertical skew?

Ravi Kumar S.

There is no vertical skew, it is applicable pretty much in all service lines across the industries. Of course the ones which have more infrastructure and more application development have more amenability to it from a standpoint of automation and from a standpoint of using software to derive automation which is primarily the Panaya suite of products which we have, that is more on the Enterprise Application space.

Rishi Jhunjhunwala

Second is, recently the Board and the shareholders approved the compensation structure for you Vishal and there it seems like it has been linked with revenue margin and revenue per employee targets to be achieved every year. Can you share us the targets for FY 17?

Vishal Sikka

No we cannot, this is not a question for the management of the company, this is more for the Board. Generally, as has been shared it is in that direction of the 2020 target where some kind of a curve that gets up there and I guess that is something for you to ask the Board.

Moderator

Thank you. Our next question is from the line of James Freidman from Susquehanna International Group. Please go ahead.

James Freidman

When we look forward to the guidance, I was wondering how should we think about the contribution from the top clients, it seems a great portion of your success has been from mining those clients, is that pattern getting continuously moved into this fiscal?

Vishal Sikka

Yes, I mean if you look back over the last year, the contribution of the large clients to the growth of the company has been significant, we did about 12.3% constant currency growth in the top 10 clients and similarly the top 25 as well as the top 50 clients grew significantly. Last year in FY 15 for instance the growth in the top 10 client was only 1.5% or something like that, perhaps Ranga can correct me. So that number has been increasing significantly and we expect to continue to deliver tremendous value to the large clients.

In terms of the depth of knowhow, the depth of the relationship both in the client account engagement side as well as the delivery side and consulting is quite significant in the bigger client, we have deeper understanding of their business, I engage with them as well as Pravin and our management team. So this is an area that we have addressed well and I am happy with where we are, I think there is still room for more improvement, being more proactive, becoming more strategic to these clients and we expect to continue to do that.

But at the same time we are a company operating now at a scale where we should be able to walk and chew gum at the same time. So this is not to say that there is any dilution in the focus towards new account openings, that is incredibly important and it continues to be in fact. If you look at the percentage of the revenue coming from the new accounts or new projects versus renewals that has improved which is a good thing and we want to continue to see it go that way. And we are also excited about opening certain new market segments, in particular the smaller businesses and we have been doing great work with Ritika's team on the startup engagement and venture investing and Ravi is also working together with Sandeep on building alliances towards the mid-market and we expect to share more about that at our confluence event later this month.

Moderator

Thank you. Our next question is from the line of Joseph Foresi from Cantor Fitzgerald. Please go ahead.

Joseph Foresi

First on financial services, you mentioned winning some deals, I was wondering where in financial services you are winning those deals and how would you describe large bank budgets overall?

Mohit Joshi

So I think the deals that we won, one of them is basically to look at the bank's entire suite of applications and do L2 support across them using our Infosys automation platform. We have also won a couple of large frame agreements with large global banks, so I think that is where we are seeing the opportunity. On the capital market side we are seeing some volatility but overall the wins have come from across the board.

Joseph Foresi

And then my second question is just on pricing, given that some of the business has matured over the years and there is some level of commoditization and we are talking about maybe a little bit of caution around the banks and this is more of a hypothetical thing, but how disciplined do you feel like the industry is right now around pricing and if there was a downturn could we see dramatic price decreases?

Mohit Joshi

I think look, as far as the banking deals are concerned I think banks have realized that there is a limit to how much you can squeeze out on a per unit basis right, in any case that is not something that they are looking at, so all of the deals that we have, have a very significant component of software in them. So you have got people plus software that allows you to give that leverage whether it is automation or it is Artificial Intelligence, the use of frameworks and tools, that is what is allowing us to give those long-term cost advantages to our clients rather than just per unit rate reduction, because that will not accomplish what the banks are looking for nor does it serve our own purpose.

Vishal Sikka

Let me add to Mohit's great observations, the banks, especially many of the large banks in certain geographies are under such severe pressure from a regulatory perspective, from an economic perspective that simply doing the same thing that they have been doing cheaper is no longer enough. A vendor in order to succeed in this climate has to bring capabilities and technologies and innovations that not only others are not able to but the bank themselves is not able to. So you have to be able to do things in new ways that were not there before, so if you look at the large deal as Mohit mentioned the automation in this case of maintenance, this was a maintenance, IT operations support project that we won one of the large deals out of the $757 mn, this would not be possible by simply doing the same management and maintenance cheaper but you need to bring the capabilities of artificial intelligence to be able to bring a dramatic automation based economic improvement as well as a quality improvement in the process with the visibility, with the regulatory reporting aspects and so forth. So in order for a vendor to be able to successful in this climate with the banks we have to have innovation in the story, we have to have a deep understanding of what is going on at the clients. And that is what it takes and it turns out that if you have those then the fact that the banks under tremendous pressure does not matter, in fact it is a good thing and it allows us to win more business. So the deal that Mohit mentioned in addition two frame deals that we did not include in the $757 mn are also both in the financial services industry.

Mohit Joshi

And I just want to add one final point which is if you take a US specific perspective then obviously there has been over times banks have been working with us for many, many years. But we serve a larger market, if I look at Europe or if I look at Australia for instance or if I look at parts of the Asia Pacific there still several areas where banks are still struggling with technology, where they are still investing sort of fairly heavily to make sure that their core applications, their entire environment is up to spec and that also gives us significant opportunity, right. So while there is the industrialization piece which is focused on cost reduction, which is focused on efficiencies, which is focused on automation, on platforms, there is also the entire piece around the renewal of the banking landscape by making a new sort of digital footprint for banks around the opportunities that the new digital technologies allow us. So while there is a focus on cost reduction in certain parts of the industry specifically in the capital market space, there is a huge growth opportunity in parts of retail and corporate banking, in the asset management business which are now getting increasingly impacted by technology and therefore the need to invest to make the change.

Joseph Foresi

And then just the last thing from me, we talked about automation, then you gave some headcount numbers which are obviously on the smaller side. How do you see that playing out over the next couple of years, do we hit the next inflection point where those numbers become meaningful and short over a long period of time? And what is that impact on margins, I know you have given color in the past so I just want to get an update on how you see it playing out?

Vishal Sikka

I think in order for this number to start impacting the margin it will still take some more time, if you look at the utilization as Ranga mentioned 80%, I mean 80% to 83% is what a few thousand people, so it has the same impact for now as it does in the world of automation. But on the other hand if we are able to get automation into a much larger percentage of our employee population, the nature of the work that the employees do, let us say one-third of the employees or 40% - 50% of the employees work activities can be more and more automated then we will see a dramatically larger impact of automation to the bottom-line then through any of the traditional operational measures. It is somehow like you can feed the horse better and you can whip the horses and get better horses and so forth than at some point you need an automobile and that is sort of, it is horrible analogy probably but this is what comes to my mind.

The other part of it that we quickly realize is that as we bring more intelligence to the operational processes actually the cost simplification from automation becomes dwarfed by the value improvement because of automation, more straight through processing, more integrated processes, better improvement of the experience, trying to understand the point of a business process and improving that and then that becomes much more about innovation and then creating much larger value and so forth. So that has its own unexpected and significantly larger benefit. So all of this, I am really excited about all of this playing out, I mean one thing that gets lost in the middle of all these large deal wins is that a lot of that has been happening because of the automation and so forth as well. So it is in my view a very fundamental part of the future of our industry and certainly the future of our company and there is only one way forward and that is full speed ahead.

Moderator

Thank you. Our next question is from the line of Arvind Ramnani from Gordon Haskett. Please go ahead.

Arvind Ramnan

There is a question for Vishal, it has been almost two years since you have joined Infosys, can you provide a color on the nature of your conversations you have with your clients, specifically when you started you spoke to probably a number of your current and prospective clients and they would have given you feedback on their perception of Infosys and I am sure you are continuing those conversations now. So can you kind of elaborate how is the perception of Infosys changed among clients and possibly like some of the underlying reasons for change in perception?

Vishal Sikka

First of all, two years, has it really been that long, it feels like yesterday. I think frankly my answer to this would be somewhat not objective and perhaps even self-serving, so it is a little bit awkward for me to answer that especially because I see a distinct sense in which the conversations have improved dramatically, the relationships have become much more elevated and more importantly the nature of the work that we do has become more elevated. There are the kinds of strategic projects that we are starting to do now with clients is just extra ordinary, we work on their digital future, we work on bringing AI to their most complex problems, we recently had a huge company from Europe that was going through a very structural change and they actually did their entire rebranding exercise in our office in Palo Alto. The entire leadership team of this huge company was locked in our office and working on deep existential questions about their future and their identity and it was just an unbelievable experience.

We recently had the entire management team of a massive industrial company visiting our office and they were shocked to find small team, one of the design teams that we have growing little plants inside the office and they were like what is the story with these plants. Actually these were plants that we were growing for an agriculture company, one of Sandeep's clients in an heavily instrumented atmosphere where the entire plant, the soil that it was in and all of that had tons of sensors inside and these people from this giant industrial company were absolutely shocked to see that. So I mean those were just two random examples that came to my mind at the end of a 14-hour long day, but the nature of the relationship, the nature of engagements, we are designing actually a workspace if you can believe it, we are designing an entire building for one of the large companies in the United States because they saw our space, they were very impressed by our ability to build green and highly open collaborative work spaces and so forth. So there has been an absolutely marked change in the nature of the relationships with the clients, certainly not with all of them but with an increasing number of deals, I would say it is still a traction the ones that we have been able to touch with our strategic message and the strategic levels and I certainly expect to and at any rate I wish to see this is certainly our goal and our aspiration to see more and more of that.

Arvind Ramnan

And just a quick follow-up, has the competitive scene has also changed and has the number of deals that you kind of get preapproved for….. has that also changed?

Vishal Sikka

I have no idea, is your question that are we winning more deals at the expense of competitors or are they also changing their story, what was it?

Arvind Ramnan

So are you basically entering situations where say your clients basically preselect you where they do not even open up some of those projects for bids to competitors, I mean are you winning projects where you are really ling kind of seeing selected versus going through like entire RFP process?

Vishal Sikka

I do not have the statistics on this but informally I would say that the sole sourced or the non-RFV deals number has at least from where I see and this is certainly a fraction of the client base, this number to me seems to have increased dramatically.

Moderator

Thank you. Ladies and Gentlemen, that was the last question. I would now like to hand over the floor back to Mr. Sandeep Mahindroo for closing comments. Over to you sir.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again. Have a good day